InvVax, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
InvVax, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 13, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	78,101	20,447
Accounts Receivable	23,842	-
Prepaid Expenses	-	-
Other	11,000	11,000
Total Current Assets	112,943	31,447
Non-current Assets		
Intangible Assets: Patents	301,972	318,748
Fixed Assets	8,950	134
Total Non-Current Assets	310,922	318,882
TOTAL ASSETS	423,864	350,329
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	12,683	-
Bridge Financing Notes Payables	190,000	166,000
Bridge Financing Notes Payable - Related Party	36,000	
Accrued Interest	20,890	8,000
Short Term Debt	-	-
Deferred Revenue	21,978	-
Accrued Expenses	586,722	500,364
Other Liabilities	-	-
Total Current Liabilities	868,273	674,364
Long-term Liabilities		
Other Liabilities	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	868,273	674,364
EQUITY		
Common Stock	333	333
Series Seed Preferred Stock	443,599	443,599
Series Seed 2 - Preferred Stock	239,999	239,999
Series Seed 3 - Preferred Stock	382,400	382,400
Additional Paid In Capital	48,128	48,128
Accumulated Deficit	(1,558,868)	(1,438,494)
Total Equity	(444,409)	(324,035)
TOTAL LIABILITIES AND EQUITY	423,864	350,329

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue		-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	780	-
General and Administrative	338,316	259,658
Rent and Lease	34,780	17,925
Amortization	16,776	16,776
Total Operating Expenses	390,652	294,359
Operating Income (loss)	(390,652)	(294,359)
Other Income		
Interest Income	336	-
Grant Income	295,723	-
Total Other Income	296,059	-
Other Expense		
Interest Expense	26,339	8,000
Other	-	-
Total Other Expense	26,339	8,000
Earnings Before Income Taxes	(120,932)	(302,359)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(120,932)	(302,359)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(120,932)	(302,359)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	95,387	220,552
Amortization	16,776	16,776
Accounts Receivable	(23,842)	-
Accrued Interest	12,890	8,000
Deferred Revenue	21,978	-
Other	4,212	13,148
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	127,401	258,476
Net Cash provided by (used in) Operating Activities	6,469	(43,883)
INVESTING ACTIVITIES		
Equipment	(8,817)	-
Patents	-	(24,354)
Net Cash provided by (used by) Investing Activities	(8,817)	(24,354)
FINANCING ACTIVITIES		
Additional paid in capital	-	69,000
Debt Financing, net of repayments	60,000	31,000
Net Cash provided by (used in) Financing Activities	60,000	100,000
Cash at the beginning of period	20,447	(11,316)
Net Cash increase (decrease) for period	57,652	31,763
Cash at end of period	78,100	20,447

Statement of Changes in Shareholder Equity

	Common Stock		Series Seed Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	2,850,322	333	1,136,268	443,599	406,227	239,999	738,502	382,400	48,128	(1,136,135)	(21,676)
Additional Paid in Capital	-	-	-	-						-	-
Net Income (Loss)	-	-	-	-					-	(302,359)	(302,359)
Ending Balance 12/31/2021	2,850,322	333	1,136,268	443,599	406,227	239,999	738,502	382,400	48,128	(1,438,494)	(324,035)
Prior Period Adjustment	-	-	-	-					-	558	558
Net Income (Loss)	-	-	-	-					-	(120,932)	(120,932)
Ending Balance 12/31/2022	2,850,322	333	1,136,268	443,599	406,227	239,999	738,502	382,400	48,128	(1,558,868)	(444,409)

InvVax, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

InvVax, Inc. ("the Company") was formed in Jan 2013. The Company develops vaccines and therapies for human viruses. The Company was spun out of research that Dr. Arthur Young (Founder) conducted at UCLA. This research was the first to functionally map a viral genome, determining the quantitative effect of every possible single-nucleotide mutation on the virus. This allows one to identify short sequence stretches that the virus cannot mutate and be viable, which comprise ideal vaccine targets around which the virus cannot mutate. This approach can be applied to any virus that can be produced by plasmids.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5	11,386	2,436	-	8950
Grand Total	**-**	**11,386**	**2,436**	**-**	**8,950**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Patents

Patent costs are initially capitalized and then amortized over the shorter of the legal life of the patent or its estimated useful life, which is generally twenty years. The Company assesses the carrying amount of capitalized patents for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Patent costs include legal fees and filing fees associated with obtaining and defending patents. Patent costs also include any costs associated with successfully challenging the validity of third-party patents.

The Company capitalizes patent costs when the following criteria are met: (1) it is probable that the future economic benefits embodied in the asset will flow to the Company, (2) the cost of the asset can be measured reliably, and (3) the asset's useful life can be measured reliably.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Patent	20	335,524	(33,552)	-	301,972
Grand Total	**-**	**335,524**	**(33,552)**	**-**	**301,972**

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying

stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The company has authorized 1,000,000 shares of Common Stock for distribution through its 2014 Equity-based Compensation plan.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2021	270,000	$ -	$ -	5
Granted	499,290	$ -	$ -	
Exercised	-	$ -	$ -	
Expired/cancelled	229,290			
Total options outstanding, December 31, 2021	398,652	$ -	$ -	4
Granted	627,942	$ -	$ -	
Exercised	-	$ -	$ -	
Expired/cancelled	229,290			
Total options outstanding, December 31, 2022	398,652	$ -	$ -	5
Options exercisable, December 31, 2022	270,000	$ -	$ -	5

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2021	-	
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	128,652	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	128,652	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

Exercise Price	Number Outstanding	Expiration Date
0.6	326,101	8/16/2029
	326,101	

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2021	326,101	-	-	-
Grants	-	0.600	-	-
Exercised	-	-	-	-
Canceled	326,101.00	-	-	-
Outstanding at December 31, 2021	326,101	0.600	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	326,101.00	-	-	-
Outstanding at December 31, 2022	326,101	0.600	-	-
Vested and expected to vest at December 31, 2022	326,101	0.600	-	-
Exercisable at December 31, 2022	326,101	0.600	-	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Bridge Financing Notes Payable - The Company has entered into several convertible promissory note agreements with the founder and board members of the company, totaling $36,000, for the purposes of funding operations. The interest on the notes was 4%, and $12,206 has accrued to date. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock at a 30% discount during a change of control or qualified financing event.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Corporation leases its office space under a 1-year operating lease requiring monthly payments of $4,935. The current lease expires on Aug 28, 2023, and is cancelable upon three months prior written notice.

Lease Payments 5 Years Subsequent to 2022

Year	Amount
2023	39,480
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Bridge Financing Notes Payable - The Company has entered into several convertible promissory note agreements, totaling $128,000, for the purposes of funding operations. The interest on the notes was 4%, and $8,684 has accrued to date. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock at a 30% discount during a change of control or qualified financing event.

See Note 3.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes Payable – Related Party	36,000	4%	2023	36,000	-	36,000	12,206	36,000	-	36,000	8,000
Bridge Financing Notes Payable	190,000	4%	2023	190,000	-	190,000	8,684	-	-	-	-
Total				**226,000**	**-**	**226,000**	**20,890**	**36,000**	**-**	**36,000**	**8,000**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	226,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 4,183,655 of common shares with a par value of $0.0001 per share. 2,850,322 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

The Company has authorized 1,136,268 of preferred shares in a Series Seed with a par value of $0.3904 per share, 406,227 of preferred shares in a Series Seed 2 with a par value of $0.5908 per share, and 738,502 of preferred shares in a Series Seed 3 with a par value of $0.6046 per share. 2,280,997 shares were issued and outstanding as of 2021 and 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 13, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.